                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                 ____________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 3)/1/

                          Interfoods of America, Inc.
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                               (Name of Issuer)


                         Common Stock, $.001 Par Value
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                        (Title of Class and Securities)


                                  458973-10-4
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                                (CUSIP Number)


                    Mark A. Fullmer, Phelps Dunbar, L.L.P.
      365 Canal Street, Suite 2000, New Orleans, LA 70130  (504)566-1311
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 22, 2001
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]


                              (Page 1 of 5 Pages)





___________________

          /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 458973-10-4             13D             Page 2 of 5 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven M. Wemple
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          882,352 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          882,352 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      882,352 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      17.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------

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CUSIP No. 458973-10-4             13D             Page 3 of 5 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert S. Berg
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,665,219 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,000 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,477,219 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,673,219 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      33.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------

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CUSIP No. 458973-10-4               13D                Page 4 of 5 Pages

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          Pursuant to Rule 13d-2 promulgated by the Securities and Exchange
Commission (the "Commission") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 3 to the statement of beneficial ownership on Schedule 13D discloses changes in the statement on
Schedule 13D filed with the Commission on March 30, 1998, as amended by Amendment No. 1 and Amendment No. 2 thereto filed jointly by Steven M. Wemple and Robert S. Berg (collectively, the "Reporting Persons," each, a "Reporting Person") with the Commission on October 24, 2001 and November 28, 2001, respectively.

Item 5.   Interest in Securities of the Issuer

          As of December 14, 2001, Mr. Wemple beneficially owned 882,352 shares of Common Stock, constituting, to the best of his knowledge, 17.6% of the issued and outstanding shares of Common Stock. Mr. Wemple has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him.

          As of December 14, 2001, Mr. Berg beneficially owned 1,672,219 shares of Common Stock, constituting, to the best of his knowledge, 33.4% of the issued and outstanding shares of Common Stock. Mr. Berg has sole voting power over 1,665,219 shares of Common Stock beneficially owned by him. Mr. Berg has sole dispositive power over 1,477,219 shares of Common Stock beneficially owned by him. The shares of Common Stock beneficially owned by Mr. Berg include 8,000 shares owned jointly with Robert James Berg over which Mr. Berg exercises shared voting and shared dispositive power and 188,000 shares of Common Stock owned of record by Lourdes T. Berg over which Mr. Berg exercises sole voting power and Lourdes T. Berg exercises sole dispositive power.

          Each Reporting Person disclaims beneficial ownership of all shares of Common Stock beneficially owned by the other Reporting Person in accordance with Rule 13d-4 under the Act.

          Neither of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Item 7.   Material to be Filed as an Exhibit

     Exhibit A-     Joint Filing Agreement dated October 24, 2001 by and between the Reporting Persons
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CUSIP No. 458973-10-4               13D                Page 5 of 5 Pages

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        Dated:  December 14, 2001


                                        /s/ Steven M. Wemple
                                        -------------------------------
                                                   Steven M. Wemple


                                        /s/ Robert S. Berg
                                        -------------------------------
                                                      Robert S. Berg

                                                                       Exhibit A

                            Joint Filing Agreement

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $.001 per share, of Interfoods of America, Inc.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.


                                        Dated:  October 24, 2001



                                        /s/ Steven M. Wemple
                                        -------------------------------
                                                   Steven M. Wemple


                                        /s/ Robert S. Berg
                                        -------------------------------
                                                      Robert S. Berg